Exhibit 4.2
Genmab 2014 Restricted Stock Units Program

INTRODUCTION

This Restricted Stock Units Program (the “RSU Program”) has been established for the benefit of the board of directors and executive management of the Company with a view to encouraging common and sustainable long term goals for the Participants and the Company’s shareholders in line with the Company’s strategy.

The RSU Program sets out the general terms and conditions that shall apply in connection with the grant, vesting and exercise of RSUs.

DEFINITIONS

“Bad Leaver” shall have the meaning set out in clause 4.2.2.

“Change of Control” shall have the meaning set out in clause 8.1.

“Company” shall mean Genmab A/S, a publicly traded company incorporated in Denmark registered under CVR no. 2102 3884.

“Early Board Leaver” shall have the meaning set out in clause 4.3.2.

“Grant Letter” shall mean the letter sent to a Participant setting out the date of grant of RSUs, the maximum number of RSUs to vest, the performance criteria for vesting, if applicable, and the Vesting Period.  Upon signing the Grant Letter and returning it to the Company, the Participant accepts the terms and conditions of the Grant Letter and RSU Program, effective as of the grant date provided in the applicable Grant Letter.

“Incentive Guidelines” shall have the meaning as set out in clause 3.1.

“Incentive Schemes” shall have the meaning set out in clause 7.2.

“Participant” shall mean a person who holds one or more RSUs under the RSU Program.

“RSU” shall mean a right and obligation for a Participant to receive shares in the Company from the Company.  Each RSU shall provide a Participant with a right and obligation to receive one (1) share with a nominal value of DKK 1.00, subject to the vesting conditions set out in clauses 4.2 to 4.3, including performance criteria for vesting, if applicable.

“RSU Program” shall have the meaning set out in clause 1.1.

“Subsidiary” shall mean a direct or indirect subsidiary of the Company, currently including Genmab B.V. and Genmab US, Inc.

“Vesting Letter” shall mean the letter sent to a Participant setting out the number of RSUs that have vested upon expiry of the Vesting Period.

“Vesting Period” shall mean the period as set forth in the Grant Letter as determined pursuant to clause 4.1.

GRANT OF RSUs

The board of directors shall in its sole discretion decide on the maximum number of RSUs to be granted and on any performance criteria for vesting thereof, in compliance with the General Guidelines adopted pursuant to Section 139 of the Danish Companies Act Governing Incentive Programmes for the Board of Directors and the Executive Board of Genmab A/S, April 9, 2014, as amended from time to time (the “Incentive Guidelines”).

The RSUs shall be personal and cannot be transferred or assigned.  RSUs may not be pledged or otherwise serve as the basis for settlement of claims by the Participant’s creditors.  Transfer can be made to the heirs in case of the Participant’s death.

The Grant Letter to each Participant shall set out the date of grant of RSUs, the maximum number of RSUs to vest, the performance criteria for vesting, if any, and the Vesting Period.

VESTING OF RSUs

The RSUs will vest on the first banking day of the month following a period of three (3) years from the date of grant (the “Vesting Date”), subject to the vesting conditions set out in clauses 4.2 to 4.3, including the performance criteria for vesting, if any (the “Vesting Period”).

For Participants who are members of the executive management the following shall apply:

If the Participant’s employment with the Company or a Subsidiary ceases as a result of the Participant being a Bad Leaver, then all RSUs that are granted, but not yet vested shall lapse automatically, without notice and without compensation at the time of the cessation of the employment.  If the Participant’s employment with the Company or a Subsidiary ceases due to retirement at the age of minimum 65 years, death, serious sickness or serious injury (a “Good Leaver” termination), then all RSUs that are granted, but not yet vested shall remain outstanding in accordance with their terms for the remainder of Vesting Period and shall be settled at the same time and subject to the same conditions that apply to then-active Participants.

The Participant will be deemed to be a Bad Leaver if such Participant ceases to be an employee of the Company or a Subsidiary due to (i) the Participant being dismissed, due to the Participant’s material breach of the employment relationship, or (ii) the Participant’s termination (except in circumstances that would constitute a Good Leaver termination) of the employment relationship if this is not caused by the Company or Subsidiary’s material breach of the employment relationship.  For the purposes of clause 4.2.2(i) the employment shall be deemed ceased when notice of dismissal has been received by the Participant.  For the purposes of clause 4.2.2(ii) the employment shall be deemed ceased at the expiry of the applicable notice period.

For Participants who are members of the board of directors the following shall apply:

If the Participant’s membership on the board of directors ceases as a result of the Participant being an Early Board Leaver, then all RSUs that are granted, but not yet vested, shall lapse automatically, without notice and without compensation at the time of the cessation of the membership of the board of directors.  If the Participant’s membership on the board of directors ceases as a result of (i) the age limitation specified in clause 12 of the Company’s Articles of Association, or (ii) death or serious sickness or serious injury of the Participant, then all RSUs that are granted, but not yet vested shall remain outstanding in accordance with their terms for the remainder of Vesting Period and shall be settled at the same time and subject to the same conditions that apply to then-active Participants.

The Participant will be deemed to be an Early Board Leaver if such Participant ceases his/her membership of the board of directors, unless this is caused by (i) the age limitation specified in clause 12 of the Company’s Articles of Association, or (ii) death, serious sickness or serious injury of the Participant.

The board of directors may in its sole discretion decide to dispense with or deviate from the vesting conditions set forth in clauses 4.2 to 4.3, including the agreed performance criteria, if any.  Vesting may only take place, however, within the time periods where the RSUs in question would otherwise have vested, i.e. the Participant in question cannot be treated more favourably than the continuing members of the executive management or board of directors.  For the avoidance of doubt, any changes in vesting conditions, however, shall not impact or change the Vesting Period or Vesting Date.

Shortly prior to the expiry of the Vesting Period, the Participants will receive a Vesting Letter setting out the actual number of RSUs that will vest upon expiry of the Vesting Period, also taking into account whether the performance criteria for vesting, if any, set out in the Grant Letter to each Participant have been meet.  Upon receipt of the Vesting Letter, the Participant shall notify the Company of his/her VP securities account details.

DELIVERY OF SHARES

RSUs that do not vest according to clause 4 shall lapse automatically, without notice and without compensation.

RSUs that vest according to clause 4 shall be converted into shares and delivered to the Participant pursuant to clauses 5.3 to 5.5.

Trading with shares is subject to applicable laws and regulations (as well as internal Company guidelines) in force from time to time, including the prohibitions against insider trading.  Where a Participant is in possession of inside information at the time of receiving the shares, he/she will be prevented from selling shares in the Company at such point of time.  The Participant shall also observe restrictions against trading outside of trading windows, if applicable.

As soon as practicable following the Vesting Date, but no later than thirty (30) days after the Vesting Date, the Company shall transfer the number of shares corresponding to the vested RSUs to the Participant’s VP securities account (an account administered by the Danish VP Securities Services (Vaerdipapircentralen)).

It is a precondition for the Company’s transfer of shares to the Participant that the Participant has access to or opens a VP securities account.  Any costs arising from such VP securities account shall be borne by the Participant.

CASH SETTLEMENT

Upon vesting of the RSUs, the Company may at its sole discretion in extraordinary circumstances choose to make a cash settlement instead of delivering shares.  A cash settlement implies that the Company shall pay a cash amount per RSU corresponding to the closing price of the shares on the Vesting Date, and will be paid as soon as possible, but no later than thirty (30) days following the Vesting Date.

If the Company decides to make a cash settlement instead of delivering shares, the Company shall inform the Participant thereof no later than the day of vesting.

CHANGES TO COMPANY CAPITAL

If the Company (i) reduces or increases its share capital at any price other than the market price, (ii) changes the nominal value of the shares; or (iii) issues bonus shares, the board of directors shall decide whether this calls for an adjustment of the number of RSUs to avoid affecting the total value of the granted RSUs.

Any decision by the board of directors or Company to (i) issue RSUs under the RSU Program or issue shares, stock options, warrants, convertible bonds or the like to one or more employees, consultants, managers or executive management members of the Company or a Subsidiary (the “Incentive Schemes”) or (ii) buy or sell own shares in that connection shall not cause any adjustment to the number of RSUs, whether such issuance, purchase or sale is made at market price or not.  Likewise, there shall be no adjustment of the number of RSUs as a result of any capital increase performed by the exercise of such instruments under the Incentive Schemes of the Company.

Any decision for the distribution of dividend shall cause no adjustment of the number of RSUs.

If one of the situations set out in clause 7.1 occurs and upon the request of the board of directors, the Company shall ask its auditor or another expert appointed by the Company to calculate whether the number of RSUs shall be adjusted and – if so – the number of such adjustment.  The result of such calculation shall be forwarded to the Company and subsequently to the Participant as soon as possible.  Any such adjustment shall still be subject to the Incentive Guidelines.

The calculation made by the auditor or other expert shall be based on generally accepted principles.

The calculation made by the auditor or other expert under this clause shall be final and binding on the Company and the Participant.  Any costs in connection with the auditor’s work shall be borne by the Company.

CHANGE OF CONTROL, MERGER, DEMERGER, LIQUIDATION

In the event one or more shareholders obtains a controlling influence over the Company as defined in section 31 of the Danish Securities Trading Act (a “Change of Control”), the board of directors shall in its sole discretion decide – subject to completion of the Change of Control - to either:

accelerate the vesting (including dispensing with the vesting conditions set forth in clauses 4. 2 to 4.3, including the agreed performance criteria, if any), or accelerate the vesting (including dispensing with the vesting conditions set forth in clauses 4.2 to 4.3, including the agreed performance criteria, if any) and make a cash settlement to the Participant in accordance with the principles set forth in clause 6.

In the event of a merger or de-merger whereby the Company is dissolved, the board of directors shall in its sole discretion decide – subject to completion of the merger or de-merger - to either:

accelerate the vesting (including dispensing with the vesting conditions set forth in clauses 4.2 to 4.3, including the agreed performance criteria, if any), or accelerate the vesting (including dispensing with the vesting conditions set forth in clauses 4.2 to 4.3, including the agreed performance criteria, if any) and make a cash settlement, to the Participant in accordance with the principles set forth in clause 6.

In the event it is resolved to dissolve the Company through a solvent liquidation, the board of directors may in its sole discretion decide – subject to completion of the dissolution – to either:

accelerate the vesting (including dispensing with the vesting conditions set forth in clauses 4.2 to 4.3, including the agreed performance criteria, if any), or accelerate the vesting (including dispensing with the vesting conditions set forth in clauses 4.2 to 4.3, including the agreed performance criteria, if any) and make a cash settlement to the Participant in accordance with the principles set forth in clause 6.

The Company shall notify the Participants of the occurrence of any event comprised by this clause 8 and of any determinations by the Company under clauses 8.1 through 8.3 above and shall provide the Participants no less than ten (10) days’ written notice to inform the Company of its VP securities account.  In any of these events, the RSUs shall vest on an accelerated basis as of the closing date of any transaction under clauses 8.1 through 8.3 above.

To the extent that a Participant is a U.S. taxpayer, his or her award shall only be accelerated on a Change of Control to the extent that it would constitute a “change in control” for purposes of Section 409A of the U.S. Internal Revenue Code.

OTHER TERMS AND CONDITIONS

The tax implications of the RSU Program for the Participants shall be of no concern to the Company or any Subsidiary.  The Participant is encouraged – if deemed necessary or desirable – to seek advice from a public accountant or another tax consultant at his/her own expense.

The board of directors may at any time, alter, amend, suspend, cancel or terminate the RSU Program, provided that the terms and conditions of already granted RSUs may not be changed and/or amended in a way that, seen as a whole, reduces the value of the RSUs for the Participants.

CHOICE OF LAW AND DISPUTE RESOLUTION

This RSU Program and each contractual relationship between a Participant and the Company and/or a Subsidiary shall be governed by and construed in accordance with Danish law.

Any dispute or disagreement arising out of this RSU Program and each contractual relationship between a Participant and the Company and/or a Subsidiary, shall be finally settled by arbitration in accordance with the “Rules of Arbitration Procedure” of the Danish Institute of Arbitration (“Voldgiftsinstituttet”).  The arbitration tribunal shall have three (3) members, one (1) of whom shall be a Danish judge.  All members of the arbitration tribunal shall be appointed in accordance with the aforesaid rules of procedure.  The arbitration tribunal shall decide on the legal costs.  The parties shall keep confidential all information about any arbitration proceedings, including the existence and subject-matter thereof, and the arbitration award.

ACCEPTANCE OF THE TERMS

By signing the Grant Letter, the Participant agrees to the terms and conditions of the RSUs as specified in this RSU Program.  Accordingly, the Participant’s signing of the Grant Letter shall be considered as his/her signing of this RSU Program, which the Participant is aware of and accepts.

Adopted at the board of directors meeting held on December 15, 2014.

Mats Pettersson	Anders Gersel Pedersen
Nedjad Losic	Burton G. Malkiel
Hans Henrik Munch-Jensen	Tom Vink